United States securities and exchange commission logo





                              June 2, 2021

       Jonathan E. Lim
       Chief Executive Officer
       Erasca, Inc.
       10835 Road to the Cure, Suite 140
       San Diego, CA 92121

                                                        Re: Erasca, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 7,
2021
                                                            CIK No. 0001761918

       Dear Dr. Lim:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. Please provide us with supplemental copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, have presented or
expect to present to potential investors in reliance on Section 5(d) of the
                                                        Securities Act, whether
or not you retained, or intend to retain, copies of those
                                                        communications. Please
contact Tonya K. Aldave at (202) 551-3601 to discuss how to
                                                        submit the materials,
if any, to us for our review.
   2. We note your disclosure on page 171 that the "key competitive factors affecting the success of all of
[your] programs are likely to be efficacy, safety, and convenience of each product candidate."
Please revise throughout the prospectus to remove any implication
 Jonathan E. Lim
FirstName
Erasca, Inc.LastNameJonathan E. Lim
Comapany
June 2, 2021NameErasca, Inc.
June 2,
Page 2 2021 Page 2
FirstName LastName
         that your product candidates are more likely than others to receive FDA approval or explain to us why these statements are appropriate given the stage of your product candidates.
Prospectus Summary, page 1

3. Please revise your pipeline table on page 4 to show separate columns for Phases 1, 2 and 3 or tell us the basis for your belief that you will be able to conduct Phase 1b/2 trials and
         Phase 2/3 trials for all of your product candidates.
4. We note that you have nine programs in the discovery and the IND-enabling stage. Please explain to us why each of those programs is sufficiently material to your business to warrant inclusion in your pipeline table or revise your table as appropriate.
5. Your pipeline table, which indicates that you have completed Phase 1 of HERKULES-2,
         HERKULES-3 and HERKULES-4, appears to be inconsistent with your disclosure on page 109 that you "are planning to initiate HERKULES-2, HERKULES-3, and
         HERKULES-4 in the future. If these trials have not yet begun, please revise your pipeline table here and throughout the registration statement accordingly.
6. We note your disclosure on page 4 that you in-licensed ERAS-007 based in part on preclinical studies that demonstrated the highest potency and longest target residence time of ERK inhibitors of which you are aware. Please disclose here the ranges of the potency and target residence time observed in the preclinical studies. Use of Proceeds, page 78

7. We note your disclosure that you intend to use net proceeds to fund the clinical development of ERAS-007 in your HERKULES series of clinical trials, fund the clinical development of ERAS-601, and fund the ongoing discovery and development of your other current RAS/MAPK pathway-focused pipeline programs. Please specify how far in the development of each of the listed clinical trials you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amount and sources of other funds needed for each specified purpose. Refer to Instruction 3 to Item 504 of Regulation S-K. Managements Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Common Stock Valuations, page 99

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
 Jonathan E. Lim
FirstName
Erasca, Inc.LastNameJonathan E. Lim
Comapany
June 2, 2021NameErasca, Inc.
June 2,
Page 3 2021 Page 3
FirstName LastName
Business
Our innovation model, page 121

9.       Please remove the reference to potential
"first-in-class/best-in-class" targeted therapies
         because this description implies an expectation of regulatory approval and is inappropriate given the length of time and uncertainly with respect to securing marketing approval.
ERAS-007: our ERK inhibitor, page 125

10. Please disclose the endpoints for your ERAS-007 clinical trial. ERAS-601: our SHP2 inhibitor, page 144

11. Please disclose the endpoints and any serious adverse events encountered during your
         ERAS-601 clinical trial.
Our acquisition and license agreements
Asana BioSciences, page 165

12. We note your disclosure on page 165 that you are required to use commercially reasonable efforts to develop and obtain regulatory approval for ERAS-007 in the United
         States, at least one major market country in Europe, and either China or Japan. Please revise your government regulation section to address the approval process in China and
         Japan.
NiKang Therapeutics, page 166

13. We note your reference to tiered royalties on net sales and sublicensing revenue sharing fees "in the mid double-digit percentages." Please revise your disclosure to narrow the royalty range to no more than ten percentage points (for example, between twenty and thirty percent). In addition, revise your disclosure on page 170 in the description of the licensing agreement with the University of California, San Francisco, where you describe the sublicensing fees to be "in the low to low-mid double-digit percentages."
Executive and director compensation
Summary compensation table, page 196

14. We note that your named executive officers received compensation that appears in the
         "non-equity incentive plan compensation" column of the summary compensation table.
         Please add a footnote to describe generally these compensatory payments.
Note 7. Asset Acquisition, page F-20

15. We see that you entered into an agreement and plan of merger with Asana and ASN
         Product Development, Inc., pursuant to which ASN became its wholly-owned subsidiary, in November 2020. It appears that you have accounted for this transaction as an asset acquisition. Please revise your disclosure to clarify this fact and explain how you
 Jonathan E. Lim
Erasca, Inc.
June 2, 2021
Page 4
         determined that the assets acquired did not meet the definition of a business. Please also revise to disclose the nature of the development milestone whereby you will be required to issue 4,666,667 shares of its common stock to Asana and explain how this differs from the
         $90 million in development and regulatory milestones. Lastly, please explain your reference to a carve-out for a specific milestone payment that may or may not occur and what specifically this disclosure refers to with regards to the acquisition.
       You may contact Julie Sherman at 202-551-3640 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Sonia Bednarowski at 202-551-3666 with any other questions.



FirstName LastNameJonathan E. Lim                            Sincerely,
Comapany NameErasca, Inc.
                                                             Division of
Corporation Finance
June 2, 2021 Page 4                                          Office of Life
Sciences
FirstName LastName